QBE Insurance Group

RECEIVED

2009 JAN 27 A 7:-5

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9235 3166
DX 10171 Sydney Stock Exchange

09045184

SUPPL

January 16, 2009

Mr M Coco
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Dear Mr Coco

Rule 12g3-2(e) – Exemption for QBE Insurance Group Limited
File No. 82-35066

Further to the above exemption, we attach Schedule D (Substantial Shareholder Notices) together with a hard copy for the December 2008 quarter.

QBE's Australian Securities Exchange announcements and Australian Securities and Investments Commission lodgements since July 1, 2007 have been posted to QBE's website as per our letter to you of July 18, 2007. They are located at the following URL address: http://group.qbe.com/Investor-Information/Corporate-Governance/SEC-Disclosures/Insurance.html

We understand pursuant to recent amendments, we can in future post substantial shareholder notices on our website. We plan to do so. Hence this will be our last letter to you on this topic.

Yours sincerely,

PROCESSED
JAN 29 2009
THOMSON REUTERS

Duncan Ramsay
General Counsel and Company Secretary

A Member of the QBE Insurance Group

G:\Group_Exec\GRP_EXEC\Exec\Group Secretariat\DATA\SEC\31Dec08\SECLet16Jan09.doc

Schedule D
up to December 31, 2008
for the Securities and Exchange Commission
QBE file number: **82-35066**

List of Information made or
required to be made public,
or filed with the ASX or the ASIC,
by shareholders of QBE Insurance Group
Limited

SUBSTANTIAL SHAREHOLDER NOTICES

Item:	Notification of change in substantial shareholding from existing shareholders
Date Required:	Within 2 business days after they became aware of the information
Entity Requiring Item:	ASX & ASIC

	Date	Item Description
1.	**December 4, 2008**	Form 604 – Notice of change of interests of substantial holder

FILE NO.
82-35066

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme QBE Insurance Group Limited

ACN/ARSN

1. Details of substantial holder(1)

Name The Capital Group Companies, Inc.

ACN/ARSN (if applicable) n/a

There was a change in the interests of the substantial holder on 04 December 2008

The previous notice was given to the company on 17 June 2008

The previous notice was dated 16 June 2008

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the *substantial holder or an associate* (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	53,510,130 shares	6.026%	69,414,659 shares	7.0357%

The shares being reported under this section are owned by accounts under the discretionary investment *management of 5 investment management companies* (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

FILE NO.
82-35066

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
17 June 2008 Thru 04 December 2008	The Capital Group Companies, Inc.	Increase in Holdings	Average price of 20.1374 AUD	15,904,529 Ordinary Shares	15,904,529

See Annexure A dated 16 June 2008

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (6)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 04 December 2008 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Associate Counsel

sign here ____________

date 05 December 2008

END